NEWS RELEASE

BIOFUEL ENERGY REPORTS SECOND QUARTER 2011 RESULTS

DENVER, COLORADO – AUGUST 11, 2011 – BIOFUEL ENERGY CORP. (NASDAQ:BIOF), an ethanol production company, today announced its second quarter 2011 results.  For the quarter ended June 30, 2011, the net loss was $8.3 million on revenues of $168.5 million, compared with a net loss of $12.0 million on revenues of $96.4 million for the quarter ended June 30, 2010.  For the quarter ended June 30, 2011, the net loss attributable to common stockholders was $7.0 million, or $.07 per share, compared to a net loss attributable to common stockholders of $9.4 million, or $.37 per share for the same period in 2010.

For the quarter ended June 30, 2011, the Company’s operating loss was $6.3 million, which resulted from $172.3 million in cost of goods sold, including $142.4 million for corn, and $2.5 million in general and administrative expenses.  During the second quarter of 2011 the Company also had $2.0 million in interest expense which resulted in a net loss of $8.3 million. For the same period of 2010, our operating loss was $9.4 million, which resulted from $102.6 million in cost of goods sold, including $70.3 million for corn, and $3.2 million in general and administrative expenses.  The Company also had $2.6 million of interest expense in the second quarter of 2010, which resulted in a net loss of $12.0 million.

Scott H. Pearce, the Company’s President and Chief Executive Officer, stated: “As anticipated, this was a challenging quarter with the industry experiencing narrow commodity margins.  However, since mid-June, commodity margins have improved, which we believe is due to an uptick in demand from the summer driving season and several macroeconomic factors.  Operationally we remain on track with several planned improvements, the most significant being implementing corn oil extraction at our plants.  These will be discussed further on our conference call.”

At June 30, 2011, the Company had $183.1 million in term loans outstanding under its senior debt facility.  At June 30, 2011, the Company held $8.0 million of cash and cash equivalents and equity totaled $92.1 million, including $4.5 million of noncontrolling interest.

The Company plans to host a conference call on Friday, August 12, 2011 beginning at 11:00 a.m. (EDT) to discuss the results.  To participate, please dial (800) 944-8766.  The participant code for the call is 91005.  Approximately 90 minutes following the call, a phone playback will be available for 30 days by dialing (866) 281-6782.  The access code for the replay is 166976.

This release contains certain forward-looking statements within the meaning of the Federal securities laws.  Such statements are based on management’s current expectations, estimates and projections, which are subject to a wide range of uncertainties and business risks.  Forward-looking statements should not be read as a guarantee of future performance or results, and will not necessarily be accurate indications of whether, or the times by which, our performance or results may be achieved.  Factors that could cause actual results to differ from those anticipated are discussed in our Exchange Act filings and our Annual Report on Form 10-K.

BioFuel Energy currently has two 110 million gallons per year ethanol plants in the Midwestern corn belt.  The Company’s goal is to become a leading ethanol producer in the United States by acquiring, developing, owning and operating ethanol production facilities.

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1600 Broadway, Suite 2200• Denver, CO • 303.640-6500 •  www.bfenergy.com

Contact:	Kelly G. Maguire	For more information:
	Executive Vice President &	www.bfenergy.com
Chief Financial Officer
(303) 640-6500
kmaguire@bfenergy.com

BioFuel Energy Corp.
(in thousands, except per share amounts)

	Three Months Ended June 30,		Six Months Ended June 30,

Summary Income Statement	2011	2010	2011	2010
Net sales	$168,531	$96,398	$326,536	$197,285
Cost of goods sold	172,294	102,613	332,452	208,197
Gross loss	(3,763)	(6,215)	(5,916)	(10,912)
General and administrative expenses:
Compensation expense	1,616	1,667	3,386	3,546
Other	950	1,514	1,847	2,666
Operating loss	(6,329)	(9,396)	(11,149)	(17,124)
Interest expense	1,988	(2,580)	(6,216)	(5,278)
Net loss	(8,317)	(11,976)	(17,365)	(22,402)
Less: Net loss attributable to the noncontrolling interest	1,275	2,571	2,662	4,843
Net loss attributable to BioFuel Energy Corp. common shareholders	$(7,042)	$(9,405)	$(14,703)	$(17,559)

Loss per share - basic and diluted attributable to BioFuel Energy Corp. common shareholders	$(0.07)	$(0.37)	$(0.17)	$(0.69)

Weighted average shares outstanding-basic and diluted	102,077	25,441	86,774	25,391

Additional operational data
Ethanol sold (gallons, in thousands)	55,007	56,715	111,665	111,548
Dry distillers grain sold (tons, in thousands)	84.4	119.1	180.1	246.1
Wet distillers grain sold (tons, in thousands)	185.2	96.9	333.9	200.8
Average FOB price of ethanol sold (per gallon)	$2.57	$1.49	$2.46	$1.54
Average FOB price of dry distillers grain sold (per ton)	$185.19	$91.34	$176.60	$95.19
Average FOB price of wet distillers grain sold (per ton)	$65.83	$23.59	$63.15	$22.98
Average corn cost (per bushel)	$7.10	$3.48	$6.70	$3.58

	June 30,	December 31,
Summary Balance Sheet	2011	2010

Cash and cash equivalents	$8,032	$7,428
Accounts receivable	25,516	27,802
Inventories	23,220	23,689
Prepaid expenses	1,250	1,561
Other current assets	126	3,330
Property, plant and equipment, net	247,512	260,078
Debt issuance costs, net	3,292	4,979
Other non-current assets	2,798	2,844
Total assets	$311,746	$331,711

Total current liabilities	$36,979	$52,238
Long-term debt, net of current portion	173,280	215,479
Tax increment financing, net of current portion	5,062	5,245
Other non-current liabilities	4,277	4,327
Total liabilities	219,598	277,289

BioFuel Energy Corp. stockholders' equity	87,618	54,170
Noncontrolling interest	4,530	252
Total equity	92,148	54,422
Total liabilities and equity	$311,746	$331,711

Total shares outstanding at August 10, 2011 (a)	104,114,681

(a) Includes common shares and class B common shares, net of 809,606 shares held in treasury.

1600 Broadway, Suite 2200• Denver, CO • 303.640-6500 •  www.bfenergy.com